UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 )

INDIA GLOBALIZATION CAPITAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
45408X100
(CUSIP Number of Common Stock Underlying Warrants)
Ram Mukunda
India Globalization Capital, Inc.
4336 Montgomery Ave
Bethesda, Maryland 20814
(301) 983-0998
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
WITH COPY TO:
Michael E. Blount, Esq.
Stanley S. Jutkowitz, Esq.
Seyfarth Shaw LLP
131 S. Dearborn Street, Suite 2400
Chicago, Illinois 60603-5803
(312) 460-5000

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of filing fee(1)(2)(3)
$2,498,895	$98.21

(1)	Estimated for purposes of calculating the amount of the filing fee only. India Globalization Capital, Inc. (the “Company”) is offering holders of 23,799,000 of the Company’s warrants (the “Warrants”), which consist of: (i) 22,609,000 Warrants issued on March 8, 2006 in the Company’s initial public offering (the “IPO”), (ii) 340,000 Warrants initially issued to Ram Mukunda, Ranga Krishna and John Cherin in a private placement of 170,000 units consisting of 170,000 shares of Common Stock and the 340,000 Warrants immediately prior to the Company’s IPO, and (iii) 850,000 Warrants issued to Oliveira Capital, LLC in a private placement pursuant to a certain Note and Warrant Purchase Agreement dated February 5, 2007, to (i) permit temporarily, instead of paying the exercise price of such Warrants of $5.00 the exchange of 5 warrants and $0.55 for one share of common stock and (ii) permit the exercise of the Warrants by tendering in lieu of cash twelve (12) Warrants for one (1) share of Common Stock. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the publicly traded Warrants on November 21, 2008.

(2)	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

(3)	Previously paid..

☐	Check the box if any part of the fee is offset as provided by Rule 011 Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration Number: N/A Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

INTRODUCTION

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2008, by India Globalization Capital, Inc. (the “Company”). The Schedule TO relates to the offer by the Company (the “Offer”) to all holders of 23,799,000 of the Company’s warrants (the “Warrants”), which consist of 22,609,000 Warrants issued on March 8, 2006 in the Company’s initial public offering (the “IPO”), 340,000 Warrants initially issued to Ram Mukunda, Ranga Krishna and John Cherin in a private placement of 170,000 units consisting of 170,000 shares of Common Stock and the 340,000 Warrants immediately prior to the Company’s IPO, and 850,000 Warrants issued to Oliveira Capital, LLC in a private placement pursuant to a certain Note and Warrant Purchase Agreement dated February 5, 2007, to a) permit the exchange of 5 Warrants and $0.55 for one share of common stock and b) permit the exchange of 12 Warrants for one share of common stock. The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer Letter dated November 24, 2008, a copy of which was attached to the Original Schedule TO as Exhibit (a)(1), as amended by Supplement No. 1 to the Offer Letter, a copy of which was attached to this Amendment as Exhibit (a)(11).

Item 1. SUMMARY TERM SHEET

The information set forth in the Supplement is incorporated herein by reference.

Item 4. TERMS OF THE TRANSACTION

(a)	The information set forth in the Supplement is incorporated herein by reference.

Item 10. FINANCIAL STATEMENTS.

(a)	The information set forth in the Supplement is incorporated herein by reference.

Item 11. ADDITIONAL INFORMATION.

The information set forth in the Supplement is incorporated herein by reference.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)	Offer Letter to Warrant Holders, dated November 24, 2008.*

	(2)	Letter of Transmittal.*

	(3)	Notice of Guaranteed Delivery.*

	(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

	(5)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

	(6)	Prospectus dated November 12, 2008 contained in Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 and filed November 12, 2008 (Incorporated herein by reference).*

	(7)	Annual Report on Form 10-KSB for the year ending March 31, 2008 and filed July 16, 2008 (Incorporated by reference herein).*

	(8)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and filed August 18, 2008 (Incorporated herein by reference). *

	(9)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and filed with the SEC on November 14, 2008 (Incorporated herein by reference).*

	(10)	Press Release dated November 24, 2008.*

	(11)	Supplement No. 1 to Offer Letter to Warrant Holders, dated December 19, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	Not applicable.

*     Previously filed with the Original Schedule TO.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDIA GLOBALIZATION CAPITAL, INC.

By:	/s/ Ram Mukunda
Name:	Ram Mukunda
Title:	Chief Executive Officer and President

     Date: December 19, 2008